EXHIBIT 99.2
Answers to Your Questions
from Odyssey HealthCare
With the recent announcement that Odyssey HealthCare and VistaCare are planning to come together as one organization, it’s natural that you would have questions about what this transaction will mean for you as an employee of the VistaCare Home Office. This document is designed to start addressing these questions and to give you the answers you need to continue your important work as we plan the integration of our organizations.
Is this transaction going to happen for sure?
We fully anticipate that our two organizations will come together as one, but this is still subject to regulatory approval. We will continue to work on our integration plans so that we’ll be prepared to move forward when approval is secured.
What happens after the transaction closes?
Even though VistaCare would legally be a part of Odyssey HealthCare, our plan is for VistaCare to continue operating as a separate company for a while — even after the close. Home Office functions will be transitioned to Dallas during the 6 to 8 months after the acquisition is completed. This means that you will still be a VistaCare employee with your same salary and the same benefits as other VistaCare employees as long as you remain employed here in the Scottsdale office.
How soon will I know about the plans for my department and my individual position?
We are in the process of evaluating every position and will communicate our specific plans to each individual employee by no later than Feb. 1. This will include an estimated transition timeline for your position and associated severance pay information. Employment offers to join the Dallas Support center team will be handled individually.
Am I eligible for severance? How much?
Yes. Any Home Office employee whose employment is terminated without cause will be eligible to receive the severance specified in the personal letter you will receive by Feb. 1.
Will my pay rate or benefits change after the merger becomes official?
No. Again, your status as a VistaCare employee will remain unchanged until the Scottsdale office closes. This means that you’ll retain your current pay rate and continue to receive the same benefits as other VistaCare employees.
How long will the Scottsdale office remain open after the transaction is official?
We are planning on a transition of approximately six to eight months, meaning that certain departments and employees will be offered the opportunity to stay with the organization for this period of time. Again, the specifics of your situation will be communicated in the letter you will receive by Feb. 1.
Will there be a team dedicated to helping put our two organizations together?
Yes. There will be transition teams from different functional areas, and we are working to build an Integration Committee with representatives from both organizations. You’ll start hearing more about these efforts soon.
Can any VistaCare employees expect to receive offers of employment from Odyssey?

Absolutely. We will be adding certain positions to our Dallas Support Center staff to make sure that we’re able to support the needs of our new, larger organization. After all, our company will experience significant growth with this integration, and we’ll need more employees to ensure that we can continue providing exceptional support to our field colleagues. Please let your manager or the People Department know if you are interested in relocating to Dallas.
When can I expect to hear more information? Who should I approach with questions?
We plan to provide updates on a regular basis and will be in regular communication with the VistaCare management team. You also can look for updates in the VistaCare Voice. And if you have specific questions that aren’t addressed in these communications, please speak with your department leadership or a member of the People Department.